RAPT THERAPEUTICS, INC.

561 Eccles Avenue

South San Francisco, California 94080

July 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski

Mr. Dietrich King

Ms. Sasha Parikh

Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-232572)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RAPT Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on July 31, 2019, or as soon thereafter as possible, or at such other time as the Registrant may request by telephone to the Staff. The Registrant hereby authorizes each of Michael Tenta and Sale Kwon of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael Tenta of Cooley LLP at (650) 843-5636 or, in his absence, Sale Kwon of Cooley LLP at (650) 843-5981.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

RAPT THERAPEUTICS, INC.

By:	/s/ Eric Hall
Name:	Eric Hall
Title:	Interim Chief Financial Officer and Secretary